UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.*

1(a) Name of Issuer	(b) IRS Ident. No.	(c) S.E.C. File No.
Second Bancorp Incorporated (SECD)	34-1547453	0

(d) Address of Issuer		(e) Telephone
108 Main Avenue S.W. P.O. Box 1311	Warren, Ohio 44482-1311	330 841-0123
(Street)	(City) (State) (Zip Code)	(Area Code) (Number)

2(a) Name of Person For Whose Account the Securities are to be Sold	(b) IRS Ident. No.	(c) Relationship to Issuer
Terry L. Myers		Former Executive Officer

(d) Address		
200 Augusta Place	Warren, Ohio 44484	
(Street)	(City) (State) (Zip Code)	

INSTRUCTION: *The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number*

3(a) Title of the Class of Securities to be Sold	(b) Name and Address of Each Broker Through Whom the Securities Are to be Offered or Each Market Maker Who is Acquiring the Securities	SEC USE ONLY ─────── Broker-Dealer File Number	(c) Number of Shares or Other Units to be Sold (See Instr. 3(c))	(d) Aggregate Market Value (See Instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See Instr. 3(e))	(f) Approximate Date of Sale (Mo/Day/Yr) (See Instr. 3(f))	(g) Name of Each Securities Exchange (See Instr. 3(g))
Common	Marvin Manes		1,825	$51,815.00	9,522,794	09/09/2003	Nasdaq
	Legg Mason Wood Walker						
	8740 E.Market St. Warren, Ohio 44484						

INSTRUCTIONS:

1. (a) Name of issuer
    (b) Issuer's I.R.S. Identification Number
    (c) Issuer's S.E.C. file number, if any
    (d) Issuer's address, including zip code
    (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
    (b) Such person's I.R.S. Identification number, if such person is an entity
    (c) Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing)
    (d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold
    (b) Name and Address of each broker through whom the securities are intended to be sold
    (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
    (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
    (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
    (f) Approximate date on which the securities are to be sold
    (g) Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold
and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired *(if gift, also give date donor acquired)*	Amount of Securities Acquired	Date of Payment	Nature of Payment
	Various	401(k) acquisitions	Second Bancorp Incorporated	1,825	Various	cash

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold
during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Terry L. Myers, 200 Augusta Place, Warren, Ohio 44484	Common Stock	07/30/2003	1,270.3039	$34,130.27
Terry L. Myers, 200 Augusta Place, Warren, Ohio 44484	Common Stock	07/23/2003	16,500	$435,692.69
Terry L. Myers, 200 Augusta Place, Warren, Ohio 44484	Common Stock	07/21/2003	11,000	$291,448.50

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REMARKS:

09/09/03	Terry L. Myers By Dean E. Nielsen Pursuant to Power-of Attorney
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the persons for whose account the securities are to be sold.
At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.